SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                               XPENTION GENETICS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   98416F108
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                                 (CUSIP Number)

                                  James Coutris
                               1210 Bassett Road
                               Westlake, OH 44145
                                (440) 892-1744

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 25, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xpention Genetics, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*


Investors and Principals in Reporting Entity
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA -
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    11,750,375
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    11,750,375
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


  11,750,375
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.67%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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ITEM 1. SECURITY AND ISSUER

Common Stock of Xpention Genetics, Inc., a Nevada Corporation.

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ITEM 2. IDENTITY AND BACKGROUND

     (a) James J. Coutris attended The Ohio State University where he studied business, before entering into the restaurant business in 1972. As an entrepreneur, Mr. Coutris opened a restaurant featuring Greek/Italian cuisine in Mayfield Heights, Ohio. Mr. Coutris franchised a chain of five restaurants throughout the Cleveland area in 1978. The "Olive Branch," as the restaurant chain was known, featured a Mediterranean cuisine in a fast-food format. Mr.Coutris sold his restaurant chain in 1984. In 1980, Mr. Coutris had entered the world of providing industrial maintenance supplies throughout the mid-western United States. In 1989, Mr. Coutris worked as a consultant for TriStar Industries of Chicago, Illinois, in the industrial maintenance supply world. Currently, Mr. Coutris is working in the same field, as a consultant for Kimball Midwest Inc. of Columbus, Ohio. Mr. Coutris is an investor in public companies.

     (b) During the last five years neither the Reporting Entity nor its Manager have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (c) During the last five years neither the Reporting Entity nor its Manager have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (d) Citizenship: United States of America.
--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Total funds for share purchase were $725,000. The funds were from personal funds of principals and investors in Bayview Management, LLC.

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                                     Page 3

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities in order to control the Company. There are no plans known to the Reporting Person, as of date hereof which relate to:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, involving the possible business combination with Xpention, Inc. as mentioned in
(a) above;

     (c) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;;

     (d) Changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

     (e) No material change in the present capitalization or dividend policy of the Issuer is planned.

     (f) No other material change in the Issuer's business or corporate structure is planned including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) No Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person are planned;

     (h) Reporting Entity does not plan to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) Reporting Entity does not plan to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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                                     Page 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  11,750,375
         Percent of outstanding shares owned:               20.67%

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Person:         11,750,375

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.


     No other arrangements, understandings, or relationships exist with respect to Issuer's securities.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


None
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                                     Page 5

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 4, 2005
                                        ----------------------------------------
                                                         (Date)


                                                       (Signature)


                                        James Coutris,
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

















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